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                                                                    H&K DRAFT OF
                                                                         3-20-02


                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                   FORM 12b-25

                           NOTIFICATION OF LATE FILING

---------------                   (Check One):                   ---------------
SEC FILE NUMBER
   0-24773
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(Check One):  [X] Form 10-K [ ] Form 11-K [ ] Form 20-F [ ] Form 10-Q
              [ ] Form N-SAR

         For Period Ended:   DECEMBER 31, 2001
                           -----------------------------------------------------
[ ] Transition Report on Form 10-K          [ ] Transition Report on Form 10-Q
[ ] Transition Report on Form 20-F          [ ] Transition Report on Form N-SAR
[ ] Transition Report on Form 11-K

         For the Transition Period Ended:
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  Read attached instruction sheet before preparing form. Please print or type
         Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.
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         If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:
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                                     PART I
                             REGISTRANT INFORMATION
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Full Name of Registrant  PINNACLE HOLDINGS INC.
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Former Name if Applicable

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Address of Principal Executive Office (Street and Number)
301 NORTH CATTLEMEN ROAD, SUITE 300
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City, State and Zip Code SARASOTA, FLORIDA 34232
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                                     PART II
                             RULES 12b-25(b) and (c)
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If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

[X]      (a)      The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[X]      (b)      The subject annual report, semi-annual report, transition
                  report on Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date;

[ ]      (c)      The accountant's statement or other exhibit required by Rule
                  12b-25(c) has been attached if applicable.
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                                    PART III
                                    NARRATIVE
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State below in reasonable detail the reasons why Form 10-K, 20-F, 11-K, 10-Q,
N-SAR, or the transition report or portion thereof could not be filed within the prescribed period. (Attach extra sheets if necessary.)

As previously publicly announced by the Registrant, it has been actively seeking additional capital and considering ways to deleverage its capital structure with the assistance of its advisors. The Registrant has been in active discussions with potential investors regarding a restructuring transaction to significantly deleverage its capital structure. Any restructuring will likely be implemented by means of a reorganization under Chapter 11 of the U.S. Bankruptcy Code. The Registrant and its advisors have also been engaged in preliminary discussions with certain holders of its 10% Senior Discount Notes due 2008 and 5.5% Convertible Subordinated Notes and their respective advisors regarding a restructuring of the Registrant's capital structure. Such efforts have required a considerable amount of time and effort by the Registrant's management. In addition, the outcome of these restructuring efforts will significantly impact the disclosures required to be included in the Registrant's Annual Report on Form 10-K for the year ended December 31, 2001 (the "Form 10-K"). Accordingly, the Form 10-K could not be filed by April 1, 2002, without unreasonable effort or expense. The Registrant anticipates filing the Form 10-K by April 16, 2002. The Registrant is not currently in a position to predict the outcome of its restructuring efforts or its discussions with potential investors and its bondholders.
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                                     PART IV
                                OTHER INFORMATION
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(1)      Name and telephone number of person to contact in regard to this notification


         WILLIAM T. FREEMAN                  (941)                364-8886
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         (Name)                            (Area Code)       (Telephone Number)

(2) Have all other periodic reports required under section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

                                                                  [X] Yes [ ] No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                                                  [X] Yes [ ] No

                  If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

                             PINNACLE HOLDINGS INC.
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                (Name of Registrant as specified in its charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.



         Date   APRIL 2, 2002        By:/s/ William T. Freeman
              ---------------           ---------------------------------------
                                        WILLIAM T. FREEMAN, CHIEF FINANCIAL
                                        OFFICER , VICE PRESIDENT, SECRETARY
                                        AND TREASURER


INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.



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                                    ATTENTION

         Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).

PART IV (3)

         On June 7, 2001, Pinnacle adopted a plan to dispose of certain operating assets pursuant to management's decision to dedicate resources to improving the financial results of Pinnacle's communications site operations. As a result of the adoption of this plan, five colocation properties acquired in 2000 and located in Texas and Missouri have been deemed assets held for sale. In accordance with Statement of Financial Accounting Standard No. 121, Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed of, assets held for sale are reported at the lower of their net historical basis or estimated fair market value less costs to sell.
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         The historical carrying value of these colocation properties, which were acquired during 2000, as of December 31, 2001, prior to any write-down was approximately $65.0 million. During the year ended December 31, 2001, Pinnacle recognized a write-down adjustment of approximately $37.5 million, which is included in impairment on assets held for sale. This amount represents the difference between the carrying values and the estimated fair market value less costs to sell for these five properties. Pinnacle estimated the fair market value less costs to sell based upon purchase and sale agreements for four of the five properties and by calculating the estimated purchase price based on an anticipated multiple of cash flows for the remaining property. Pinnacle has not recognized depreciation expense on these assets since the date the colocation assets were classified as held for sale.

         On September 27, 2001, Pinnacle adopted a plan to dispose of additional operating assets and an investment in a majority owned subsidiary. As a result of the adoption of this plan, Pinnacle's interest in 88 parcels of owned land and leasehold interests under towers owned by other tower companies and its investment in a majority owned subsidiary, Pinnacle Towers Ltd., have been deemed assets held for sale. In accordance with Statement of Financial Accounting Standard No. 121, Pinnacle recognized a write-down adjustment during the year ended December 31, 2001 of approximately $5.1 million relating to the owned land and leasehold interests under towers and $4.0 million relating to its interest in Pinnacle Towers Ltd., which is included in impairment on assets held for sale. Pinnacle estimated the fair market value less costs to sell for the owned land and leasehold interests based upon a letter of intent with an interested third party. Pinnacle estimated the fair market value less costs to sell for its interest in Pinnacle Towers Ltd. based on a pending proposal from an interested third party. There is no assurance that these pending proposals will result in a completed transaction.

         Statement of Financial Accounting Standard No. 121 also requires impairment losses to be recognized for long-lived assets used in operations when indicators of impairment are present and the undiscounted cash flows are not sufficient to recover the assets' carrying value. Any impairment loss is measured by comparing the fair value of the asset to its carrying value. Due to continuing negative developments during 2001 in the U.S. economy, and the continuing current year downturn in the telecommunications industry, including the recent deteriorating financial condition of some of Pinnacle's key customers in the paging and wireless data segments of the industry, coupled with the significant decline in valuation multiples over the past six months for the tower sector in general and for Pinnacle, Pinnacle believes that the recoverability of the carrying value of certain of its assets may be in doubt. Accordingly, Pinnacle evaluated the recoverability of each of its 4,500 telecommunications assets on a site by site basis as of December 31, 2001. Based on this evaluation, Pinnacle determined that assets with a carrying amount of $395.7 million were impaired and wrote them down by $254.2 million to their fair value. Pinnacle based fair value on estimated future cash flows to be generated. Cash flow was calculated from current run rate revenue for each site less an average of expenses over the past twelve months.
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                              GENERAL INSTRUCTIONS


1. This form is required by Rule 12b-25 (17 CFR 240, 12b-25) of the General Rules and Regulations under the Securities Exchange Act of 1934.
2. One signed original and four conformed copies of this form and amendments thereto must be completed and filed with the Securities and Exchange Commission, Washington, D.C. 20549, in accordance with Rule 0-3 of the General Rules and Regulations under the Act. The information contained in or filed with the Form will be made a matter of the public record in the Commission files.
3. A manually signed copy of the form and amendments thereto shall be filed with each national securities exchange on which any class of securities of the registrant is registered.
4. Amendments to the notifications must also be filed on Form 12b-25 but need not restate information that has been correctly furnished. The form shall be clearly identified as an amended notification.
5. Electronic Filers. This form shall not be used by electronic filers unable to timely file a report solely due to electronic difficulties. Filers unable to submit a report within the time period prescribed due to difficulties in electronic filing should comply with either Rule 201 or Rule 202 of Regulation S-T or apply for an adjustment in filing date pursuant to Rule 13(b) of Regulation S-T.